

March 28, 2014

<u>Via E-Mail</u>
Clyde Tinnen
Kelley Drye & Warren LLP
333 West Wacker Drive
Chicago, IL 60606

> **Re:** **GrafTech International Ltd.**
> **PRER14A filed March 25, 2014**
> **PRE 14A filed March 21, 2014**
> **File No. 001-13888**

Dear Mr. Tinnen:

The Office of Mergers and Acquisitions has reviewed the filing listed above. Our comments follow. All defined terms have the same meaning as in the proxy statement listed above.

Please respond to this letter by revising your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Revised Preliminary Proxy Statement filed on March 25, 2014

General

1. Please mark the proxy statement as "preliminary." See Rule 14a-6(e).

2. See our last comment above. File a form of proxy similarly marked "preliminary."

Proposal One: Election of Nine Directors, page 7

3. The disclosure here indicates all nominees will serve until the next annual meeting if elected, with the exception of Mr. Shular, who has informed the Company that he will serve only until December 31, 2014. Clarify what will happen vis-à-vis the Board when

he resigns on that date. Will the Board be reduced in size, or will Mr. Shular be replaced (and if so, by whom)?

Additional Background of the Solicitation, page 8

4. Refer to the third paragraph in this section. Specify which requirements of GrafTech's Corporate Governance Guidelines you assert were not met by Mr. Milikowsy, resulting in him not being re-nominated as a director of the Company in 2013.

5. Specifically describe the actions or inaction by Nathan Milikowsy which the Company believes breached the confidentiality and standstill provisions of the Stockholders' Agreement.

6. Refer to the third paragraph in this section. The disclosure appears to state that Mr. Milikowsky could not under the terms of the Stockholders' Agreement nominate a replacement Board representative before December 9, 2013. Since it is now after that date, clarify whether he can do so now.

7. We note the reference at the bottom of page 8 to two settlement offers GrafTech has proposed to avoid a proxy contest. One is described. Please describe the terms of the other proposal.

8. We note the letter dated March 3, 2014 from counsel for the Milikowsky Group proposing the use of a universal ballot for this election contest. We note that you have not filed a form of proxy with your proxy statement. As part of the description of the background to this solicitation, including the settlement discussions you reference here, describe your response to this proposal. If you did not respond, so note with appropriate explanation.

Audit and Finance Committee Report, page 26

9. Please provide the disclosure required by Item 9(e)(5)(ii) of Schedule 14A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these comments or your filings in general, please feel free to contact me at (202) 551-3263.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions